Exhibit 99.1

GDS Reports

Second Quarter 2021 Results

GDS Holdings Limited Reports Second Quarter 2021 Results

Shanghai, China, August 17, 2021 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Net revenue increased by 38.9% year-over-year (“Y-o-Y”) to RMB1,863.9 million (US$288.7 million) in the second quarter of 2021 (2Q2020: RMB1,342.2 million).

•	Service revenue increased by 39.6% Y-o-Y to RMB1,863.0 million (US$288.5 million) in the second quarter of 2021 (2Q2020: RMB1,334.5 million).

•	Net loss was RMB298.5 million (US$46.2 million) in the second quarter of 2021, compared with a net loss of RMB101.0 million in the second quarter of 2020.

•	Adjusted EBITDA (non-GAAP) increased by 41.4% Y-o-Y to RMB895.9 million (US$138.8 million) in the second quarter of 2021 (2Q2020: RMB633.4 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) increased to 48.1% in the second quarter of 2021 (2Q2020: 47.2%).

Operating Highlights

•	Total area committed and pre-committed by customers increased by 44,848 square meters (“sqm”) in the second quarter of 2021 to 470,125 sqm as of June 30, 2021, an increase of 41.0% Y-o-Y (June 30, 2020: 333,461 sqm).

•	Area in service increased by 61,351 sqm in the second quarter of 2021 to 393,885 sqm as of June 30, 2021, an increase of 47.9% Y-o-Y (June 30, 2020: 266,260 sqm).

•	Commitment rate for area in service was 95.9% as of June 30, 2021 (June 30, 2020: 94.1%).

•	Area under construction was 161,287 sqm as of June 30, 2021 (June 30, 2020: 133,208 sqm).

•	Pre-commitment rate for area under construction was 57.2% as of June 30, 2021 (June 30, 2020: 62.3%).

•	Area utilized by customers increased by 29,371 sqm in the second quarter of 2021 to 271,735 sqm as of June 30, 2021, an increase of 40.7% Y-o-Y (June 30, 2020: 193,162 sqm).

•	Utilization rate for area in service was 69.0% as of June 30, 2021 (June 30, 2020: 72.5%).

“We are pleased to report another quarter of solid business performance,” said Mr. William Huang, Chairman and Chief Executive Officer. “During the second quarter, we added net additional area committed of over 44,000 sqm, including over 25,000 sqm of organic sales, maintaining our run rate. We are delighted to win several first-time orders with new strategic hyperscale customers to further strengthen and diversify our customer base. On the resource side, we continued to scale up our supply by adding new capacity in Tier 1 markets which is always a key to success. Additionally, we took the first step in our regionalization plan to expand our platform to South East Asia, laying the groundwork for capturing incremental growth opportunities in one of the world’s fastest developing digital regions.”

“We maintained our strong financial performance in the second quarter of 2021,” commented Mr. Dan Newman, Chief Financial Officer. “Our revenue grew by 38.9% and adjusted EBITDA grew by 41.4% compared to a year ago. Our adjusted EBITDA margin hit 48.1% in the quarter. In addition, we successfully obtained debt financing and refinancing facilities of RMB 4.7 billion to maintain our robust financial position.”

Second Quarter 2021 Financial Results

Net revenue in the second quarter of 2021 was RMB1,863.9 million (US$288.7 million), a 38.9% increase over the second quarter of 2020 of RMB1,342.2 million and a 9.3% increase over the first quarter of 2021 of RMB1,706.0 million. Service revenue in the second quarter of 2021 was RMB1,863.0 million (US$288.5 million), a 39.6% increase over the second quarter of 2020 of RMB1,334.5 million and a 9.3% increase over the first quarter of 2021 of RMB1,704.5 million. The increase over the previous quarter was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 29,371 sqm of net additional area utilized in the second quarter of 2021, mainly related to the Shanghai 10 (“SH10”), Shanghai 14 (“SH14”) Phase 1, Langfang 6 (“LF6”), and Chengdu 2 (“CD2”) Phase 1 data centers and to the Beijing 15 (“BJ15”) data center acquired during the quarter. Revenue from IT equipment sales was RMB968 thousands (US$150 thousands), compared with RMB7.7 million in the second quarter of 2020 and RMB1.5 million in the first quarter of 2021.

Cost of revenue in the second quarter of 2021 was RMB1,424.1 million (US$220.6 million), a 45.1% increase over the second quarter of 2020 of RMB981.1 million and an 8.8% increase over the first quarter of 2021 of RMB1,309.1 million. The increase over the previous quarter was mainly due to an increase in power consumption as a result of higher area utilized, and an increase in depreciation and amortization costs related to full quarter contribution from new data centers coming into service in the previous quarter, as well as new data centers coming into service in the second quarter of 2021, namely Shanghai 12 (“SH12”), Shanghai 17 (“SH17”) Phase 1, Langfang 3 (“LF3”), Langfang 9 (“LF9”), and Langfang 10 (“LF10”) and from the BJ15 data center acquired during the quarter.

Gross profit was RMB439.9 million (US$68.1 million) in the second quarter of 2021, a 21.8% increase over the second quarter of 2020 of RMB361.1 million, and a 10.8% increase over the first quarter of 2021 of RMB396.9 million. Gross profit margin was 23.6% in the second quarter of 2021, compared with 26.9% in the second quarter of 2020, and 23.3% in the first quarter of 2021.

Adjusted Gross Profit1 (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,006.9 million (US$155.9 million) in the second quarter of 2021, a 39.6% increase over the second quarter of 2020 of RMB721.0 million and an 8.5% increase over the first quarter of 2021 of RMB928.0 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 54.0% in the second quarter of 2021, compared with 53.7% in the second quarter of 2020, and 54.4% in the first quarter of 2021. The decrease over the previous quarter was mainly due to seasonally higher power consumption in the second quarter of the year.

1 During the third quarter of 2020, the Company has changed the description of “Adjusted Net Operating Income” and “Adjusted Net Operating Income Margin”, to “Adjusted Gross Profit” and “Adjusted Gross Profit Margin”, respectively. The change in description and presentation of non-GAAP reconciliation does not change the outcome of the operating metrics or financial results.

Selling and marketing expenses, excluding share-based compensation expenses of RMB14.7 million (US$2.3 million), were RMB21.7 million (US$3.4 million) in the second quarter of 2021, a 28.8% increase from the second quarter of 2020 of RMB16.9 million (excluding share-based compensation of RMB12.9 million) and a 6.7% increase from the first quarter of 2021 of RMB20.4 million (excluding share-based compensation of RMB15.3 million). The increase over the previous quarter was primarily due to an increase in sales and marketing activities in the second quarter of the year.

General and administrative expenses, excluding share-based compensation expenses of RMB55.8 million (US$8.6 million), depreciation and amortization expenses of RMB82.1 million (US$12.7 million) and operating lease cost relating to prepaid land use rights of RMB8.6 million (US$1.3 million), were RMB101.3 million (US$15.7 million) in the second quarter of 2021, a 47.4% increase over the second quarter of 2020 of RMB68.7 million (excluding share-based compensation expenses of RMB35.6 million, depreciation and amortization expenses of RMB47.6 million and operating lease cost relating to prepaid land use rights of RMB4.7 million) and a 0.3% increase from the first quarter of 2021 of RMB101.1 million (excluding share-based compensation of RMB59.7 million, depreciation and amortization expenses of RMB62.1 million, and operating lease cost relating to prepaid land use rights of RMB8.2 million).

Research and development costs were RMB8.6 million (US$1.3 million) in the second quarter of 2021, compared with RMB10.2 million in the second quarter 2020 and RMB9.3 million in the first quarter of 2021.

Net interest expenses for the second quarter of 2021 were RMB411.7 million (US$63.8 million), a 36.9% increase over the second quarter of 2020 of RMB300.6 million and a 15.1% increase over the first quarter of 2021 of RMB357.7 million. The increase over the previous quarter was mainly due to higher total gross debt balance to finance data center capacity expansion, and a higher level of non-recurring financing costs related to debt refinancing activities.

Foreign currency exchange loss for the second quarter of 2021 was RMB981 thousands (US$152 thousands), compared with a loss of RMB4.6 million in the second quarter of 2020 and a gain of RMB1.2 million in the first quarter of 2021.

Others, net for the second quarter of 2021 was RMB18.5 million (US$2.9 million), compared with RMB11.0 million in the second quarter of 2020 and RMB16.3 million in the first quarter of 2021. The increase over the previous quarter is primarily due to a higher level of government grants during the quarter.

Net loss in the second quarter of 2021 was RMB298.5 million (US$46.2 million), compared with a net loss of RMB101.0 million in the second quarter of 2020 and a net loss of RMB278.7 million in the first quarter of 2021.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment. Adjusted EBITDA was RMB895.9 million (US$138.8 million) in the second quarter of 2021, a 41.4% increase over the second quarter of 2020 of RMB633.4 million and a 9.5% increase over the first quarter of 2021 of RMB817.9 million.

Adjusted EBITDA margin (non-GAAP) was 48.1% in the second quarter of 2021, compared with 47.2% in the second quarter of 2020, and 47.9% in the first quarter of 2021. The increase over the previous quarter was mainly due to the operating leverage effect realized on the corporate expenses and a higher level of government grants received resulting in an increase in others, net, partially offset by seasonally higher power consumption.

Basic and diluted loss per ordinary share in the second quarter of 2021 was RMB0.22 (US$0.03), compared with RMB0.10 in the second quarter of 2020, and RMB0.21 in the first quarter of 2021.

Basic and diluted loss per American Depositary Share (“ADS”) in the second quarter of 2021 was RMB1.79 (US$0.28), compared with RMB0.77 in the second quarter of 2020, and RMB1.66 in the first quarter of 2021. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the second quarter of 2021 was 470,125 sqm, compared with 333,461 sqm at the end of the second quarter of 2020 and 425,277 sqm at the end of the first quarter of 2021, an increase of 41.0% Y-o-Y and 10.5% quarter-over-quarter (“Q-o-Q”), respectively. In the second quarter of 2021, net additional total area committed was 44,848 sqm, including significant contributions from the Changshu 2 (“CS2”), Langfang 13 (“LF13”), and Beijing 16 (“BJ16”) data centers and from the BJ15 data center acquired during the quarter.

Data Center Resources

Area in service at the end of the second quarter of 2021 was 393,885 sqm, compared with 266,260 sqm at the end of the second quarter of 2020 and 332,534 sqm at the end of the first quarter of 2021, an increase of 47.9% Y-o-Y and 18.4% Q-o-Q. In the second quarter of 2021, SH12, SH17 Phase 1, LF3, LF9, LF10 and BJ15 (through acquisition) data centers came into service.

Area under construction at the end of the second quarter of 2021 was 161,287 sqm, compared with 133,208 sqm at the end of the second quarter of 2020 and 161,611 sqm at the end of the first quarter of 2021, an increase of 21.1% Y-o-Y and a decrease of 0.2% Q-o-Q, respectively. In the second quarter of 2021, construction commenced on the SH17 Phase 2, CS2, Shenzhen 8 (“SZ8”), BJ16 and Tianjin 1 (“TJ1”) data centers.

•	SH17 Phase 2 is the second phase of the SH17 data center on the Pujiang Site in the Minhang District of Shanghai which the Company acquired during early 2020. SH17 Phase 2 will yield a net floor area of 6,188 sqm and is expected to come into service in the second half of 2021.

•	CS2 is the second data center under development at a site in Changshu, Jiangsu Province which the Company previously acquired from the local government (namely Changshu Land Site 1). CS2 will yield a net floor area of 11,464 sqm and has been 100% pre-committed by a new hyperscale customer. CS2 is expected to come into service in three phases, with the first two phases comprising a net floor area of 5,732 sqm in aggregate to be delivered in the second half of 2021, and the third phase comprising a net floor area of 5,732 sqm to be delivered in the first half of 2023.

•	SZ8 is the data center in the Bao’an District of Shenzhen, Guangdong Province, which the Company acquired during the second quarter of 2021. SZ8 will yield a net floor area of 2,494 sqm and is expected to come into service in the second half of 2021.

•	BJ16 is the data center on the same site as BJ15 which the Company acquired in the second quarter of 2021. BJ16 is an expansion opportunity initiated by GDS and is currently under construction. BJ16 will yield a net floor area of 8,569 sqm and has been 87.7% pre-committed by a new hyperscale customer. BJ16 is expected to come into service in the second half of 2021.

•	TJ1 is the data center in the Wuqing District of Tianjin which the Company acquired in the second quarter of 2021 by taking a 65% equity interest in the target company that owns it. TJ1 will yield a net floor area of 13,968 sqm and is expected to come into service in two phases, with the first phase comprising a net floor area of 6,984 sqm to be delivered in the second half of 2021 and the second phase comprising a net floor area of 6,984 sqm in the first half of 2022.

Commitment rate for area in service was 95.9% at the end of the second quarter of 2021, compared with 94.1% at the end of the second quarter of 2020 and 94.6% at the end of the first quarter 2021. Pre-commitment rate for area under construction was 57.2% at the end of the second quarter of 2021, compared with 62.3% at the end of the second quarter of 2020 and 68.4% at the end of the first quarter of 2021.

Area utilized at the end of the second quarter of 2021 was 271,735 sqm, compared with 193,162 sqm at the end of the second quarter of 2020 and 242,364 sqm at the end of the first quarter of 2021, an increase of 40.7% Y-o-Y and 12.1% Q-o-Q. Net additional area utilized was 29,371 sqm in the second quarter of 2021, which mainly came from additional area utilized in the SH10, SH14 Phase 1, LF6, and CD2 Phase 1 data centers, and in the BJ15 data center acquired during the quarter.

Utilization rate for area in service was 69.0% at the end of the second quarter of 2021, compared with 72.5% at the end of the second quarter of 2020 and 72.9% at the end of the first quarter of 2021.

During the second quarter, the Company completed the previously announced acquisitions of the BJ15 and SZ8 data centers and of a 65% equity interest in a target company which owns the TJ1 data center.

During the second quarter, as previously announced, the Company entered into equity purchase agreements to acquire a 100% equity interest in target companies which own a greenfield site in Taicang, Jiangsu Province. The site has a land area of approximately 59,000 sqm and, once fully developed, will yield a net floor area of approximately 50,400 sqm according to the initial design.

Liquidity

As of June 30, 2021, cash was RMB12,326.9 million (US$1,909.2 million). Total short-term debt was RMB2,669.2 million (US$413.4 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,341.0 million (US$362.6 million) and the current portion of finance lease and other financing obligations of RMB328.1 million (US$50.8 million). Total long-term debt was RMB24,974.4 million (US$3,868.0 million), comprised of long-term borrowings (excluding current portion) of RMB14,866.7 million (US$2,302.6 million), convertible bonds of RMB1,915.1 million (US$296.6 million) and the non-current portion of finance lease and other financing obligations of RMB8,192.6 million (US$1,268.9 million). During the second quarter of 2021, the Company obtained new debt financing and re-financing facilities of RMB4,705.6 million (US$728.8 million).

Recent Developments

Nusajaya Site, Johor, Malaysia

As previously announced, the Company recently entered into a definitive agreement with a third party to acquire a greenfield site in the Nusajaya Tech Park, Johor, Malaysia, immediately adjacent to Singapore. The Company intends to develop the site into a data center campus comprising a total net floor area of approximately 22,500 sqm, or 54 MW of total IT power capacity, according to the initial design. The first phase of the development, with an IT power capacity of 18 MW, is expected to be delivered in 2024.

New Acquisition – Beijing 17, Beijing 18 and Beijing 19

The Company recently completed the acquisition of a 100% equity interest in a target company which owns a major data center site in Beijing. The site is being developed into three data centers, with total net floor area of approximately 10,700 sqm. The first two data centers, Beijing 17 (“BJ17”) and Beijing 18 (“BJ18”), are already in service, with an aggregate net floor area of approximately 3,700 sqm. BJ17 and BJ18 are 100% committed to a new hyperscale customer, with over 50% current utilization rate. Beijing 19 (“BJ19”), the third and final data center on the same site, is under construction. On completion, it will yield a net floor area of approximately 7,000 sqm, according to the initial design. BJ19 is expected to come into service in the second half of 2022.

New Market – Macau

The Company recently signed an agreement to form a joint venture (“JV”) with a local partner to acquire a brownfield site in Macau for re-development into a data center, with GDS owning 80% of the JV. The site is located opposite to the Zhuhai Hengqin Free Trade Zone. Once developed, the site will yield a net floor area of approximately 7,600 sqm, according to the initial design.

Hong Kong 4 Data Center

The Company recently entered into a definitive agreement to acquire an existing industrial building located in Kwai Chung, Hong Kong, for re-development into a data center, Hong Kong 4 (“HK4”). The building is located close to our Hong Kong 1 and Hong Kong 2 data centers, forming a cluster in the Kwai Chung area. HK4 will yield a net floor area of approximately 7,200 sqm according to the initial design. HK4 is expected to be delivered in 2025.

Business Outlook

The Company confirms that the previously provided guidance for total revenues of RMB7,700 – RMB8,000 million, adjusted EBITDA of RMB3,660 – RMB3,800 million and capex of around RMB12,000 million for the year of 2021 remain unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on August 17, 2021 (8:00 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	8269683

Participants should dial in at least 15 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

A telephone replay will be available approximately two hours after the call until August 25, 2021 09:59 AM U.S. ET by dialing:

United States:	+1-646-254-3697
International: Hong Kong: Mainland China:	+61-2-8199-0299 +852-3051-2780 400-632-2162
Replay Access Code:	8269683

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted GP and adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted GP, and adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 20-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its annual report on form 20-F. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	US$
Assets
Current assets
Cash	16,259,457	12,326,895	1,909,193
Accounts receivable, net of allowance for doubtful accounts	1,480,335	2,095,911	324,615
Value-added-tax (“VAT”) recoverable	155,620	175,707	27,214
Prepaid expenses and other current assets	423,394	525,426	81,378
Total current assets	18,318,806	15,123,939	2,342,400

Property and equipment, net	29,596,061	34,307,837	5,313,607
Prepaid land use rights, net	678,190	658,302	101,958
Operating lease right-of-use assets	3,059,700	3,455,166	535,137
Goodwill and intangible assets, net	3,381,715	6,207,036	961,347
Other non-current assets	2,224,323	2,704,103	418,811
Total assets	57,258,795	62,456,383	9,673,260

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,153,390	2,341,030	362,579
Accounts payable	3,657,112	3,788,340	586,740
Accrued expenses and other payables	1,492,649	1,939,666	300,416
Operating lease liabilities, current	86,258	136,197	21,094
Finance lease and other financing obligations, current	254,412	328,134	50,821
Total current liabilities	7,643,821	8,533,367	1,321,650

Long-term borrowings, excluding current portion	10,566,746	14,866,665	2,302,553
Convertible bonds payable	1,928,466	1,915,090	296,610
Operating lease liabilities, non-current	1,542,895	1,778,351	275,431
Finance lease and other financing obligations, non-current	8,097,881	8,192,595	1,268,871
Other long-term liabilities	811,264	775,755	120,149
Total liabilities	30,591,073	36,061,823	5,585,264

Mezzanine equity
Redeemable preferred shares	980,910	971,034	150,394
Redeemable non-controlling interests	120,820	311,902	48,307
Total mezzanine equity	1,101,730	1,282,936	198,701

GDS Holdings Limited shareholders' equity
Ordinary shares	507	507	79
Additional paid-in capital	28,728,717	28,892,055	4,474,809
Accumulated other comprehensive loss	(439,635)	(542,513)	(84,025)
Accumulated deficit	(2,723,597)	(3,296,666)	(510,588)
Total GDS Holdings Limited shareholders' equity	25,565,992	25,053,383	3,880,275
Non-controlling interests	0	58,241	9,020
Total equity	25,565,992	25,111,624	3,889,295
Total liabilities, mezzanine equity and equity	57,258,795	62,456,383	9,673,260

GDS HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	1,334,475	1,704,492	1,862,951	288,534	2,567,064	3,567,443	552,527
Equipment sales	7,730	1,475	968	150	15,559	2,443	378
Total net revenue	1,342,205	1,705,967	1,863,919	288,684	2,582,623	3,569,886	552,905
Cost of revenue	(981,103)	(1,309,115)	(1,424,050)	(220,557)	(1,871,183)	(2,733,165)	(423,313)
Gross profit	361,102	396,852	439,869	68,127	711,440	836,721	129,592

Operating expenses
Selling and marketing expenses	(29,755)	(35,695)	(36,447)	(5,645)	(60,060)	(72,142)	(11,173)
General and administrative expenses	(156,679)	(231,099)	(247,903)	(38,395)	(273,722)	(479,002)	(74,188)
Research and development expenses	(10,243)	(9,293)	(8,605)	(1,333)	(18,987)	(17,898)	(2,772)
Income from operations	164,425	120,765	146,914	22,754	358,671	267,679	41,459
Other income (expenses):
Net interest expenses	(300,649)	(357,670)	(411,722)	(63,768)	(561,514)	(769,392)	(119,164)
Foreign currency exchange (loss) gain, net	(4,587)	1,202	(981)	(152)	(17,206)	221	34
Gain from purchase price adjustment	55,154	0	0	0	55,154	0	0
Others, net	10,988	16,309	18,477	2,862	13,904	34,786	5,388
Loss before income taxes	(74,669)	(219,394)	(247,312)	(38,304)	(150,991)	(466,706)	(72,283)
Income tax expenses	(26,378)	(59,343)	(51,151)	(7,922)	(42,087)	(110,494)	(17,113)
Net loss	(101,047)	(278,737)	(298,463)	(46,226)	(193,078)	(577,200)	(89,396)
Net loss attributable to non-controlling interests	0	0	141	22	0	141	22
Net loss attributable to redeemable non-controlling interests	0	1,996	1,994	309	0	3,990	618
Net loss attributable to GDS Holdings Limited shareholders	(101,047)	(276,741)	(296,328)	(45,895)	(193,078)	(573,069)	(88,756)
Accretion to redemption value of redeemable non-controlling interests	0	(11,970)	(16,301)	(2,525)	0	(28,271)	(4,379)
Net loss available to GDS Holdings Limited shareholders	(101,047)	(288,711)	(312,629)	(48,420)	(193,078)	(601,340)	(93,135)
Cumulative dividend on redeemable preferred shares	(13,442)	(12,183)	(12,228)	(1,894)	(26,667)	(24,411)	(3,781)
Net loss available to GDS Holdings Limited ordinary shareholders	(114,489)	(300,894)	(324,857)	(50,314)	(219,745)	(625,751)	(96,916)

Loss per ordinary share
Basic and diluted	(0.10)	(0.21)	(0.22)	(0.03)	(0.19)	(0.43)	(0.07)

Weighted average number of ordinary share outstanding
Basic and diluted	1,190,834,806	1,445,786,554	1,449,629,053	1,449,629,053	1,186,168,652	1,447,718,418	1,447,718,418

GDS HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(101,047)	(278,737)	(298,463)	(46,226)	(193,078)	(577,200)	(89,396)
Foreign currency translation adjustments, net of nil tax	15,158	26,123	(129,001)	(19,980)	5,609	(102,878)	(15,934)
Comprehensive loss	(85,889)	(252,614)	(427,464)	(66,206)	(187,469)	(680,078)	(105,330)
Comprehensive loss attributable to non-controlling interests	0	0	141	22	0	141	22
Comprehensive loss attributable to redeemable non-controlling interests	0	1,996	1,994	309	0	3,990	618
Comprehensive loss attributable to GDS Holdings Limited shareholders	(85,889)	(250,618)	(425,329)	(65,875)	(187,469)	(675,947)	(104,690)

GDS HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(101,047)	(278,737)	(298,463)	(46,226)	(193,078)	(577,200)	(89,396)
Depreciation and amortization	390,197	560,220	619,613	95,966	709,223	1,179,833	182,733
Amortization of debt issuance cost and debt discount	42,758	35,942	65,235	10,104	57,135	101,177	15,670
Share-based compensation expense	66,699	108,111	100,498	15,565	133,842	208,609	32,309
Gain from purchase price adjustment	(55,154)	0	0	0	(55,154)	0	0
Others	(27,522)	(13,135)	25,659	3,974	(52,748)	12,524	1,940
Changes in operating assets and liabilities	(129,894)	(436,598)	(149,268)	(23,121)	(582,982)	(585,866)	(90,740)
Net cash provided by (used in) operating activities	186,037	(24,197)	363,274	56,262	16,238	339,077	52,516

Purchase of property and equipment and land use rights	(1,021,925)	(2,274,905)	(1,868,400)	(289,377)	(3,547,603)	(4,143,305)	(641,716)
Payments related to acquisitions and investments	(326,971)	(32,805)	(2,968,828)	(459,813)	(337,233)	(3,001,633)	(464,892)
Net cash used in investing activities	(1,348,896)	(2,307,710)	(4,837,228)	(749,190)	(3,884,836)	(7,144,938)	(1,106,608)

Net proceeds from financing activities	5,268,130	938,433	1,947,569	301,639	5,872,392	2,886,002	446,982
Net cash provided by financing activities	5,268,130	938,433	1,947,569	301,639	5,872,392	2,886,002	446,982
Effect of exchange rate changes on cash and restricted cash	23,900	46,069	(173,008)	(26,794)	49,487	(126,939)	(19,659)

Net increase (decrease) of cash and restricted cash	4,129,171	(1,347,405)	(2,699,393)	(418,083)	2,053,281	(4,046,798)	(626,769)
Cash and restricted cash at beginning of period	3,897,372	16,492,929	15,145,524	2,345,743	5,973,262	16,492,929	2,554,429
Cash and restricted cash at end of period	8,026,543	15,145,524	12,446,131	1,927,660	8,026,543	12,446,131	1,927,660

GDS HOLDINGS LIMITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for percentage data)

	Three months ended				Six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	361,102	396,852	439,869	68,127	711,440	836,721	129,592
Depreciation and amortization	341,618	496,939	536,240	83,053	638,219	1,033,179	160,019
Operating lease cost relating to prepaid land use rights	0	1,259	1,271	197	0	2,530	392
Accretion expenses for asset retirement costs	944	1,834	1,432	222	1,840	3,266	506
Share-based compensation expenses	17,336	31,147	28,039	4,343	34,439	59,186	9,166
Adjusted GP	721,000	928,031	1,006,851	155,942	1,385,938	1,934,882	299,675
Adjusted GP margin	53.7%	54.4%	54.0%	54.0%	53.7%	54.2%	54.2%

GDS HOLDINGS LIMITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for percentage data)

	Three months ended				Six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(101,047)	(278,737)	(298,463)	(46,226)	(193,078)	(577,200)	(89,396)
Net interest expenses	300,649	357,670	411,722	63,768	561,514	769,392	119,164
Income tax expenses	26,378	59,343	51,151	7,922	42,087	110,494	17,113
Depreciation and amortization	390,197	560,220	619,613	95,966	709,223	1,179,833	182,733
Operating lease cost relating to prepaid land use rights	4,721	9,506	9,909	1,535	5,217	19,415	3,007
Accretion expenses for asset retirement costs	944	1,834	1,432	222	1,840	3,266	506
Share-based compensation expenses	66,699	108,111	100,498	15,565	133,842	208,609	32,309
Gain from purchase price adjustment	(55,154)	0	0	0	(55,154)	0	0
Adjusted EBITDA	633,387	817,947	895,862	138,752	1,205,491	1,713,809	265,436
Adjusted EBITDA margin	47.2%	47.9%	48.1%	48.1%	46.7%	48.0%	48.0%

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